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                                                  EXHIBIT "C"

                              [BIOVAIL LETTERHEAD]

                                   CONTACT:   Eugene Melnyk
                                              Chairman of the Board
                                              Kenneth Howling
                                              Chief Financial Officer
                                              Rolf Reininghaus
                                              President
                                              Crystaal Corporation
  FOR IMMEDIATE RELEASE:                      (416) 285-6000


*    BIOVAIL'S CRYSTAAL  IN-LICENSES CANADIAN RIGHTS TO CORLOPAM FROM NEUREX *

     TORONTO, Canada, April 23, 1998 - Biovail Corporation International (NYSE,
TSE: BVF) today announced that its wholly owned subsidiary, Crystaal Corporation ("Crystaal"), has entered into a licensing agreement with Neurex for the marketing of Corlopam (fenoldopan) in Canada. Corlopam is indicated for the in-hospital management of hypertension when emergency reduction in blood pressure is required. Corlopam is the first of a new pharmacological class of acute care cardiovascular drugs with a novel mechanism of action.

     Corlopam has been approved by the FDA and was launched commercially in the United States in January, 1998. Crystaal anticipates filing a New Drug Submission with the Therapeutic Products Directorate (T.P.D.) in the second half of this year, with approval expected in late 1999 or early 2000.

     Rolf Reininghaus, President of Crystaal, commented "Corlopam is the first in a series of acute care products Crystaal is contemplating to in-license. Corlopam will enhance the visibility of Crystaal in hospitals and with leading and influential cardiologists in Canada. It will also provide a positive contribution to earnings. In addition, Corlopam is currently being investigated for additional indications which could provide opportunities for the further use of this medication."

     Biovail Corporation International is an international full-service pharmaceutical company, engaged in the formulation, clinical testing, registration and manufacture of drug products utilizing advanced drug delivery technologies.

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995.

     To the extent any statements made in this release contain information that is not historical, these statements are essentially forward looking and are subject to risks and uncertainties, including the difficulty of predicting FDA and TPD approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the company's filings with the Securities and Exchange Commission.

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